
August 12, 2010

Don Ross, President
Harbor Island Development Corp.
2275 NW 150th Street, Unit B
Opa Locka, FL 33054

> Re: **Harbor Island Development Corp.**
> **Amendment No. 2 for Registration Statement on Form S-1**
> **File No. 333-166522**
> **Filed on July 30, 2010**

Dear Mr. Ross:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1.   We note your response to comment two of our letter dated July 7, 2010 and revisions to remove the disclosure that you will generate sufficient revenues to cover your operating costs for the next 12 months. You still, however, claim you have sufficient cash and working capital to continue your plan of operations for four more months without additional financing. Please revise to clarify this statement, as it appears that Mr. Don Ross will have to defer his management fee, in essence providing financing to the Company. Also, it is unclear what you mean by "plan of operations," as your Description of Business section refers to a first year operating plan of very limited operations with little to no marketing spending and a later "operational plan" and a "business plan" on page 18. We also note your references to your "business strategy," "proposed business activities," and "our business plan" on page 8. Please revise to clarify here and elsewhere where appropriate what you mean by these terms or phrases.

Risk Factors, page 7

2.   We note your response to comment four of our letter dated July 7, 2010, and we reissue it in part. Please revise the third risk factor on page eight to disclose your cash position at the most recent date practicable and clarify whether it is sufficient to meet your ongoing expenses if you are unable to raise additional capital, financial, or minimal funds from this offering. Also, please reconcile your disclosure that you will need at least $50,000 in offering proceeds to conduct your proposed business activities with later disclosures in "Use of Proceeds," "Description of Business," and "Management Discussion and Analysis" sections.

3.   We note your response to comment five of our letter dated July 7, 2010, and we reissue the comment in part. Please revise the second risk factor on page eight to clarify that Mr. Don Ross would set the conversion ratio at his sole discretion. You should also address the inherent conflict of interest this presents.

4.   We note your response to comment 21 of our letter dated July 7, 2010, and we reissue the comment in part. Please revise to address the potential risk factors noted in our prior comment, as you only added a risk factor to address Mr. Don Ross' conflicts with outside interests. If you do not believe risk factors are appropriate, please advise us supplementally the reasons for your belief. In addition, please add a risk factor to address the change of control provisions of your management agreement which make it very difficult for non-affiliated stockholders to remove Mr. Don Ross from management even if he holds only 10% of the shares outstanding.

Use of Proceeds, page 12

5.   We note your response to comment seven of our letter dated July 7, 2010 and we reissue it. Please explain the basis for your anticipated revenues after the initiation of your business plan in light of your lack of a prior sales or any sales contracts to date. Also, please revise to clarify the time period that the maximum proceeds will fund, assuming you will be unable to have profitable operations or no revenues.

6.   We note your response to comment eight of our letter dated July 7, 2010 and we reissue it. Please revise your registration statement to provide greater specificity as to how you will use offering proceeds for your Business Development and Working Capital expenditures. In addition, please provide further disclosure regarding your business plan, as requested in our prior letters and other comments in this letter. In the adopting release for Rule 419, the Commission said it would "scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or **has a specific business plan**, in an effort to avoid the application of Rule 419" (**emphasis added**). See Blank Check Offerings, Securities Act Release No. 6932 (Apr. 13, 1992). Your lack of specificity as to the use of proceeds in this offering, including your previous responses that management will have "sole discretion" in how offering proceeds will be allocated, and your lack of a sufficient business plan disclosure, including the milestones

disclosure requested, raises questions as to whether you have a specific business plan. Please provide the requested disclosure above, otherwise revise your registration statement to comply with Rule 419.

7.   Please provide the disclosure required by Instruction 7 to Item 504 of Regulation S-K if the Company reserves to right to change its use of proceeds as disclosed.

Description of Business, page 17

8.   We note your response to comment 11 of our letter dated July 7, 2010, and we reissue it. Please clearly describe your business plan, providing specific milestones for your business, the estimated costs associated with each milestone, the estimated time frame of each milestone, and whether the time frame of each milestone is dependent upon future financing. Your revised disclosure indicates several goals such as hiring a consultant, implementing your marketing strategy, finding additional suppliers, opening your own retail operations, creating a website, hiring additional sales personnel, etc. Yet, your disclosure does not clearly indicate the time frame for these goals, other than in vague terms, or the cash needed to fund these goals. For example, it is unclear how your potential $15,000 or $25,000 in business development expenses from your Use of Proceeds table relate to your goals or milestones. To the extent any of your goals or milestones are long term initiatives that are dependent on future financing or successful operations, please revise to clearly indicate so while discussing these goals.

9.   We note your response to comment 13 of our letter dated July 7, 2010, and we reissue it. If you are unable to provide basic information concerning the general business of your sole supplier, please clearly indicate so. Also, please add a risk factor that describes your inability to obtain basic information and/or your lack of due diligence prior to entering into your agreement with your sole supplier. The product reach and availability of Island Stuff USA products in other distribution channels or through other distributors would appear to be material disclosure for your investors to evaluate the viability of your business plan. The lack of your ability to obtain such basic information, usually available to third party distributors, and your potential lack of due diligence of Island Stuff USA prior to formulating your business plan would also appear to be material disclosure for investors.

Management Discussion and Analysis, page 19
Liquidity and Capital Resources, page 20

10.   We note your response to comment 15 of our letter dated July 7, 2010, and we reissue it. Please revise to clarify whether the Company is dependent on Mr. Don Ross deferring his management fee or converting the amounts owed to him into shares of stock. If so, please revise to clarify whether Mr. Ross could demand immediate payment at any time and the consequences to your liquidity if he chooses to do so. Also, please provide the basis of your projected $1,000 monthly Business Development "operation costs" and your $1,000 monthly Marketing & Advertising expenses, particularly in light of your

disclosure that you have not sought any pricing information from media outlets.

11.   We note your response to comment 16 of our letter dated July 7, 2010 that you will seek additional funds from friends, family and business acquaintances to fund the differences between the amount of the offering and your estimated operating expenses for the next 12 months. It appears that even if your receive the maximum offering proceeds, you will still appear to need additional funds to fund your operations for one year. Please revise the registration statement in the appropriate places to indicate the need to raise additional funds, regardless if the maximum proceeds are raised in your offering, and discuss the availability of such funds from your family, friends, and business acquaintances. In particular, please revise to Prospectus Summary, the Risk Factors, the Use of Proceeds, the Description of Business, and this section.

Executive Compensation, page 22

12.   We note your response to comment 18 of our letter dated July 7, 2010 and we reissue it. We still note your financial statements and footnotes to your financial statements for the period ended March 31, 2010 refer to your issuance of founders stock, as described on pages 23 and II-2, as management fees. We do not understand why Mr. Don Ross' founders stock for his organization efforts should be treated as executive compensation or as management fees. Please revise to clarify.

13.   We also note that column (c) of your summary compensation table should be in dollars, not total number of shares, valued in accordance with Item 402(n)(2)(v) of Regulation S-K and its corresponding Instructions.

14.   Please revise to clarify the time period covered by your compensation tables. If the summary compensation table includes compensation up until the quarter ended March 31, 2010, please clarify how Mr. Don Ross earned $7,500 in light of your disclosure that his management agreement did not commence until April 26, 2010.

15.   We note your response to comment 20 of our letter dated July 7, 2010 regarding your management agreement and management fee deferral. Please revise to clarify whether Mr. Don Ross may cease deferring his management fee, demand issuance of stock, and/or demand immediate payment of all his accrued fees payable in cash at any time. Also, please advise us whether a risk factor is appropriate.

Owners and Management, page 25

16.   We note your response to comment 23 of our letter dated July 7, 2010 and we reissue it in part. Please revise to clarify the amount of securities that may be issued to Mr. Don Ross within the next 60 days as a result of his deferred compensation. If the amount is undeterminable at this time, please clearly indicate so and the reasons why. Further, please revise to clarify whether the Company could issue Mr. Don Ross an undeterminable number of shares of common stock in the next 60 days, at his sole discretion, due to the amounts of deferred compensation owed to him.

Certain Relationships and Related Transactions, page 25

17.   Please revise this section to include the promissory note issued to Steve Ross.

Legal Matters, page 26

18.   We note your response to comment 25 of our letter dated July 7, 2010, and we reissue it. Please revise to provide disclosure regarding any material legal proceedings, if any, as required by Item 103 of Regulation S-K.

Financial Statements, page F-1

Note 1. Nature of Operations and Continuation of Business, page F-7

19.   We note that the Company will require significant additional financings in order to pursue exploration of any properties acquired. We note that your description of business on page 17 makes no reference to the exploration of properties. Please revise your registration statement to describe this business or revise this footnote disclosure accordingly.

Part II

Exhibits

20.   We note that Exhibits 10.3 and 10.4 of your Form S-1 have been renumbered to be Exhibits 10.4 and 10.5, respectively, in your most recent amendment. Please revise the Exhibit Index to clarify that the Exhibits 10.4 and 10.5 are filed as Exhibits 10.3 and 10.4, respectively, in your Form S-1 filed May 5, 2010.

You may contact Steve Lo (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Wade Huettel, Esq.
       Fax: (619) 330-1888